SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GREYSTONE LOGISTICS, INC.
(Name of Issuer)
______________________

Greystone Logistics, Inc.
Warren F. Kruger
Robert B. Rosene, Jr.
Larry J. LeBarre
William W. Rahhal
 (Name of Person(s) Filing Statement)
______________________

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
______________________

39807A100
(CUSIP Number of Class of Securities)
_______________________

Warren F. Kruger
Chief Executive Officer
1613 East 15th Street
Tulsa, Oklahoma 74120
(918) 583-7441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

J. Ryan Sacra
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-8528

This statement is filed in connection with (check the appropriate box):

☑           The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
☐           The filing of a registration statement under the Securities Act of 1933.
☐           A tender offer
☐           None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$233,000	$46.60

* Transaction Value is calculated based upon $0.50 per share to be paid to shareholders in lieu of the issuance of fractional shares expected to be created by the Rule 13e-3 transaction.

**Determined pursuant to Rule 0-11(b)(1) based on 1/50 of 1% of Transaction Value.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, File No. 005-59735 (the “Transaction Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) by the Filing Persons (as defined below) on June 18, 2013 is being filed with the SEC by the following persons (collectively, the “Filing Persons”):  Greystone Logistics, Inc., an Oklahoma corporation (the “Company”), Warren F. Kruger, Robert B. Rosene, Jr., Larry J. LeBarre and William W. Rahhal.

The Transaction Statement was filed in conjunction with a Preliminary Proxy Statement on Schedule 14A, File No. 000-26331 (the “Proxy Statement”), pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Transaction Statement and the Proxy Statement related to a reverse stock split transaction proposed to be effected by the Company (the “Proposed Reverse Stock Split”). The primary purpose of the Proposed Reverse Stock Split was to reduce the number of holders of record of the Company’s Common Stock to fewer than 300, in order for the Company to be able to terminate the registration of its Common Stock under the Exchange Act.  The Company no longer intends to proceed with its previously announced proposal to effect the Proposed Reverse Stock Split.  The Board of Directors of the Company cited the cost associated with the Proposed Reverse Stock Split as the primary reason for its decision not to proceed with the Proposed Reverse Stock Split, as the estimated cost of effecting the Proposed Reverse Stock Split has increased substantially since the Proxy Statement was filed.  A press release was issued by the Company on February 5, 2014 with respect to the foregoing matters and was filed under cover of a Form 8-K on February 5, 2014.  The press release is incorporated herein by reference.  By the filing of this Amendment, the Filing Persons hereby withdraw the Transaction Statement.

Item 16.   Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(2)	Press Release issued by the Company on February 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 5, 2014 relating to the proposed reverse stock split).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREYSTONE LOGISTICS, INC.

By: /s/  Warren F. Kruger
Name:  Warren F. Kruger
Title:  President and Chief Executive Officer

/s/  Warren F. Kruger
Warren F. Kruger

/s/  Robert B. Rosene, Jr.
Robert B. Rosene, Jr.

/s/  Larry J. LeBarre
Larry J. LeBarre

/s/  William W. Rahhal
William W. Rahhal

Dated February 5, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(2)	Press Release issued by the Company on February 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 5, 2014 relating to the proposed reverse stock split).